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FEB 2 8 2002

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SEC FILE NUMBER
8- 36754

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2001 (MM/DD/YY) AND ENDING DECEMBER 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

MARSCO INVESTMENT CORPORATION

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 EISENHOWER PARKWAY
(No. and Street)

ROSELAND,	NJ	07068
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MARK E. KADDISON (973) 228-2886
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RICHARD A. EISNER & COMPANY, LLP
(Name — *if individual, state last, first, middle name)*

100 CAMPUS DRIVE	FLORHAM PARK,	NJ	07932
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 0 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, MARK E. KADDISON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MARSCO INVESTMENT CORPORATION, as of DECEMBER 31, ~~19~~2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

N O N E

Signature

CEO

Title

ELAINE EHRLICH
NOTARY PUBLIC OF NEW JERSEY
Commission Expires 12/13/2006

Sworn to and subscribed before me this 27 day of Feb. 2002

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition.~~ CASH FLOWS
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



MARSCO INVESTMENT CORPORATION

BALANCE SHEETS

DECEMBER 31, 2001 and 2000

MARSCO INVESTMENT CORPORATION

Contents

	Page
Financial Statements	
Independent auditors' report	1
Balance sheets as of December 31, 2001 and 2000	2
Notes to balance sheets	3
Supplementary Schedule	
Computation of net capital under Rule 15c3-1 of the Securities and Exchange Commission	6
Independent auditors' report on internal control	7

Eisner

Richard A. Eisner & Company, LLP
Accountants and Consultants

100 Campus Drive
P.O. Box 944
Florham Park, NJ 07932-0944
Tel 973.593.7000 Fax 973.593.7070
www.eisnerllp.com

INDEPENDENT AUDITORS' REPORT

To the Stockholders and Directors
Marsco Investment Corporation
Roseland, New Jersey 07068

We have audited the accompanying balance sheets of Marsco Investment Corporation as of December 31, 2001 and 2000 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheets are free of material misstatement. An audit of a balance sheet includes examining, on a test basis, evidence supporting the amounts and disclosures in that balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the balance sheets enumerated above present fairly, in all material respects, the financial position of Marsco Investment Corporation as of December 31, 2001 and 2000 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the balance sheets. The information contained in the supplemental schedule listed in the accompanying index is presented for purposes of additional analysis and is not required for a fair presentation of the balance sheets but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the balance sheets and, in our opinion, is fairly stated in all material respects in relation to the balance sheets.

Richard A. Eisner & Company, LLP

Florham Park, New Jersey
February 12, 2002

MARSCO INVESTMENT CORPORATION

Balance Sheets

	December 31, 2001	December 31, 2000
ASSETS		
Cash and cash equivalents	**$313,091**	$416,712
Other assets	**99,528**	49,037
Property, and equipment – net	**18,461**	20,385
Deposits	**52,500**	52,500
	$483,580	$538,634
LIABILITIES		
Accounts payable and other liabilities	**$ 76,042**	$117,411
Commitments and contingencies		
STOCKHOLDERS' EQUITY		
Common stock, no par value; 2,500 shares authorized, issued and outstanding	**24,815**	24,815
Retained earnings	**382,723**	396,408
Total stockholders' equity	**407,538**	421,223
	$483,580	$538,634

See notes to balance sheets

MARSCO INVESTMENT CORPORATION

Notes to Balance Sheets
December 31, 2001 and 2000

NOTE A – NATURE OF BUSINESS

Marsco Investment Corporation ("Marsco" or the "Company") is a registered broker/dealer and member of the National Association of Security Dealers (NASD) and the Municipal Securities Rulemaking Board (MSRB). Marsco's customer base includes individual investors, deferred benefit plans, and other investors, all of which effect a wide range of financial instruments and transactions.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] Method of accounting:

Assets, liabilities, revenues and expenses are recognized on the accrual basis of accounting.

[2] Cash and cash equivalents:

Cash and cash equivalents include cash on hand and all highly liquid investments with a maturity of three months or less at the time of purchase.

[3] Property and equipment:

Furniture and fixtures are stated at cost less accumulated depreciation. Depreciation is computed on the straight-line basis over the estimated useful life of the related asset.

[4] Income taxes:

The Company has elected S corporation status under Section 1362 of the Internal Revenue Code. Corporate income is therefore recognized by the stockholders and taxed on their individual federal income tax returns. Consequently, no provision for federal income taxes has been made in these financial statements. As of December 31, 2001, approximately $294,000 of retained earnings may be distributed to the stockholders without further tax consequences.

The Company also elected S corporation status in the State of New Jersey. Provision has been made for the Company's share of the State Corporation Business Tax.

[5] Deferred income taxes:

Deferred income taxes arise from temporary differences relating to investment valuation and depreciation being reported for financial accounting and tax purposes in different periods. Such temporary differences at the applicable tax rate are not considered significant.

[6] Security transactions:

Security transactions, commission revenues and related expenses are reported on a settlement date basis.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[7] **Use of estimates:**

The preparation of balance sheets in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

NOTE C – PROPERTY AND EQUIPMENT

Property and equipment as of December 31, 2001 and 2000 consists of:

	Life	2001	2000
Office furniture and fixtures	3-5	$ 142,704	$ 134,943
Less accumulated depreciation		(124,243)	(114,558)
Net property and equipment		$ 18,461	$ 20,385

Note D – Net Capital Requirement

The Company is a registered broker-dealer and is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2001, the Company had net capital of $373,538 which was $348,538 in excess of the required minimum net capital and the Company's ratio of aggregate indebtedness to net capital was .21 to 1.

NOTE E – CONCENTRATION OF CREDIT RISK

Financial instruments which potentially subject the Company to concentrations of credit risk are primarily cash. The Company maintains its cash in a highly rated financial institution. As of December 31, 2001, the Company had no bank deposits exceeding federally insured limits.

The Company provides investment, financial and related services to a diverse group of individual investors, benefit plans, and others. The Company's exposure to credit risk associated with these transactions is measured on an individual customer basis. To reduce the potential for risk concentration, credit limits are established and continually monitored in light of changing customer and market conditions. In the normal course of providing such services, the Company requires collateral on a basis consistent with industry practice or regulatory requirements. The type and amount of collateral are continually monitored and additional collateral is required to be provided as necessary.

NOTE F – TRANSACTIONS WITH ORGANIZATION CLEARING AND EXECUTION

The Company has an agreement with a well capitalized clearing organization to provide clearing services and maintain stock records of the Company's customers on a fully disclosed basis. The agreement dated October 2000 is renewable annually at the option of either party. The Company is responsible to supervise its employees and maintain and verify account applications. In accordance with the agreement, the Company has deposited $50,000 with the clearing organization as security.

MARSCO INVESTMENT CORPORATION

Notes to Balance Sheets
December 31, 2001 and 2000

NOTE G – COMMITMENTS AND CONTINGENCIES

Assets Pledged and Other Secured Transactions:

In the normal course of business, the Company executes, settles and finances customer and proprietary securities transactions. These activities may expose the Company to off-balance-sheet risk arising from the potential that the customer may fail to satisfy its obligations and the collateral will be insufficient. In these situations, the Company may be required to purchase or sell financial instruments at unfavorable market prices to satisfy obligations to customers.

Customer transactions include the sale of securities not yet purchased (short sales) and the writing of options. The Company records customer transactions on a settlement date basis.

The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors trade date customer exposure and collateral values daily and requires customers to deposit additional collateral or reduce positions when necessary.

Risk and Uncertainties

The Company generates a significant portion of its revenues by providing securities trading and brokerage activities for its customers. Revenues for these services are transaction based. As a result, the Company's revenues could vary based on the performance of financial markets.

Operating Leases

The Company leases office facilities and vehicles under operating leases which expire through 2003.

Future minimum rental payments for operating leases having an initial or remaining noncancelable lease term of one year or more are as follows:

Year Ended December 31,	
2002	$ 61,986
2003	7,895
Total minimum future rental payments	$ 69,881

MARSCO INVESTMENT CORPORATION

Computation of Net Capital Under Rule 15c3-1 of
The Securities and Exchange Commission
December 31, 2001

Stockholders' equity from balance sheet		$ 407,538
Deductions and/or charges:		
A. Nonallowable assets		
Property and equipment – net	$ 18,461	
Other assets	13,039	
Deposits	2,500	34,000
Net capital before haircuts, and net capital		373,538
Computation of basic net capital requirement – 6-2/3% of aggregate indebtedness or $25,000 which is greater		25,000
Net capital in excess of minimum requirements		$ 348,538
Net capital at 1,000%, as defined		$ 365,934
Aggregate indebtedness – accounts payable, accrued expenses and other liabilities		$ 76,042
Ratio of aggregate indebtedness to net capital		.21 to 1
Reconciliation with Company computation:		
Included in Part IIA of FormX-17A as of December 31, 2001:		
Net capital, as reported in Company's Part IIA (*unaudited*) Focus Report		$ 444,585
Increase in accounts payable and other liabilities		(71,047)
Net capital per above		$ 373,538

See notes to balance sheet

Eisner

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

Board of Directors
Marsco Investment Corporation

In planning and performing our audit of the financial statements of Marsco Investment Corporation (the "Company") for the year ended December 31, 2001 we considered the internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control component does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal structure that we consider to be material weaknesses as defined above.

Eisner

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Richard A. Eisner & Company, LLP

Florham Park, New Jersey
February 12, 2002